UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*

                       TELEPORT COMMUNICATIONS GROUP INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   879463 107
                                 (CUSIP Number)

Amos B. Hostetter, Jr.                            Stephen M. Brett
Continental Cablevision, Inc.                     Tele-Communications, Inc.
The Pilot House, Lewis Wharf                      Terrace Tower II
Boston, Massachusetts 02110                       Englewood, Colorado 80111
(617) 742-9500                                    (303) 267-5500

Stanley Wang                                      Andrew A. Merdek
Comcast Corporation                               Cox Communications, Inc.
1500 Market Street                                1400 Lake Hearn Dr., NE
Philadelphia, Pennsylvania 19102-2148             Atlanta, Georgia 30319
(215) 665-1700                                    (404) 843-5564

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  July 2, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement.|X| (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 2 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Continental Cablevision, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                            9    SOLE DISPOSITIVE POWER

                                 75,000 - Class A; See Items 3 and 5(a)

                           10    SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                         / /


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%; See Items 3 and 5(a)

14        TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 3 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Comcast Corporation

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a)
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                            9    SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                           10    SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                         / /


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.8%; See Items 3 and 5(a)
14       TYPE OF REPORTING PERSON*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 4 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cox Teleport Partners, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8     SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                           9     SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                          10     SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                         / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%; See Items 3 and 5(a)

14        TYPE OF REPORTING PERSON*

          CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                       Page 5 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cox Communications, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8     SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                           9     SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                         10      SHARED DISPOSITIVE POWER

                                 131,274,632- Class B; See Items 3 and 5(a).

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                         / /


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%; See Items 3 and 5(a)

14        TYPE OF REPORTING PERSON*

          CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 6 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cox Holdings, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                            9    SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                           10    SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.8%; See Items 3 and 5(a)

14       TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 7 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cox Investment Company, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                            9    SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                           10    SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                         / /


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%; See Items 3 and 5(a)

14        TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 8 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cox Enterprises, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|


3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3 and 5(a).

                            9    SOLE DISPOSITIVE POWER

                                 None; See Items 3 and 5(a).

                          10     SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3 and 5(a).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         131,274,632 - Class B; 1,086,528 - Class A; See Items 3 and 5(a).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                         / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         82.8%; See Items 3 and 5(a)

14       TYPE OF REPORTING PERSON*

         CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                         Page 9 of 18 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tele-Communications, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |X|
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           OO

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7    SOLE VOTING POWER
         NUMBER OF
          SHARES                 None; See Items 3 and 5(a).
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8    SHARED VOTING POWER

                                 131,274,632 - Class B; 1,086,528 - Class A;
                                 See Items 3, 5(a) and 6.

                            9    SOLE DISPOSITIVE POWER

                                 1,011,528 - Class A; See Items 3, 5(a) and 6.

                           10    SHARED DISPOSITIVE POWER

                                 131,274,632 - Class B; See Items 3, 5(a) and 6.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,274,632 - Class B; 1,086,528 - Class A; See Items 3, 5(a) and 6.

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                         / /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%; See Items 3, 5(a) and 6.

14        TYPE OF REPORTING PERSON*

          CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 10 of 18 Pages


         The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.

Item 1.  Security and issuer.

         This statement relates to the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of Teleport Communications Group Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at One Teleport Drive, Staten Island, New York 10311-1011.

         Each share of Class A Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Amended and Restated Certificate of Incorporation of the Issuer that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the Delaware General Corporation Law and except that, for a period of five years from the date of the filing of the Issuer's Amended and Restated Certificate of Incorporation, so long as the holders of Class B Common Stock represent at least 50% of the voting power of the outstanding Common Stock, the approval of the holders of a majority of the Class B Common Stock is required for the Company to provide (i) wireless communications services that use radio spectrum for cellular, personal communications service (PCS), enhanced specialized mobile radio (ESMR), paging, mobile telecommunications and any other voice or data wireless services whether fixed or mobile; provided, however, that the Issuer may provide and brand telecommunications products and services delivered via point-to-point microwave transmissions; and (ii) telecommunications services to residences; provided, however, that the Issuer may provide telecommunications services to residences to the extent required by a regulatory authority having jurisdiction over the Issuer's business, including requirements of the Issuer's local exchange carrier certificates and common carrier obligations, if any, or in any geographic area in which such services are offered as of July 1, 1996, but only to the extent of the services then so offered.

Item 2.  Identity and background.

         This statement is filed pursuant to Reg. ss.13(d)-1(f)(1) on behalf of the following persons, who are collectively referred to as the "Filing Persons" and sometimes individually referred to as a "Filing Person":

         Continental Cablevision, Inc., a Delaware corporation ("Continental"), holds the stock of the Issuer reported herein through two wholly owned subsidiaries, Continental Teleport, Inc. ("Continental Teleport"), a Delaware corporation and Continental Cablevision Investments, Inc., a Delaware corporation ("Continental Investments"). Continental is a provider of broadband communications services and a cable television operator in the United States. The principal offices and businesses of Continental, Continental Teleport, and Continental Investments are located at The Pilot House, Lewis Wharf, Boston, Massachusetts 02110. Amos B. Hostetter, Jr., the Chairman and Chief Executive Officer of Continental beneficially owns 45,207,362 shares of Common Stock of Continental, which represents approximately 31.86% of the aggregate voting power of the outstanding capital stock of Continental, and, accordingly, may be deemed to be a "controlling person" of Continental.

         Cox Teleport Partners, Inc., a Delaware corporation ("Cox Teleport"), holds stock of the Issuer reported herein and is a wholly owned subsidiary of Cox Communications, Inc., a Delaware corporation ("Cox"), which is controlled by Cox Holdings, Inc., a Delaware corporation ("CHI"), which is a wholly owned subsidiary of Cox Investment Company, Inc., a Delaware corporation ("CICI"),

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 11 of 18 Pages


which is a wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation ("CEI"). As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Barbara Cox Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over CEI. Cox is the fifth largest operator of cable television systems in the United States and is a fully integrated, diversified media and broadband communications company with operations and investments in three related areas: (i) U.S. broadband networks;
(ii) United Kingdom broadband networks; and (iii) cable television programming. Cox Teleport, CICI and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of Cox Teleport, Cox, CHI, CICI and CEI is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

         Comcast Corporation, a Pennsylvania corporation ("Comcast"), holds stock of the Issuer reported herein through a wholly owned subsidiary Comcast Teleport, Inc. ("Comcast Teleport"), a Delaware corporation. Comcast is principally engaged in the development, operation and management of wired telecommunications including cable television and telephone services; wireless telecommunications include cellular, personal communication services and direct to home satellite television, and content through programming investments with its principal office and business located at 1500 Market Street, Philadelphia, PA 19102-2148. As of February 29, 1996, Sural Corporation ("Sural"), a Delaware corporation, owned 1,845,037 shares of Class A Common Stock of Comcast
Corporation. Mr. Ralph J. Roberts, and members of his family own all of the voting securities of Sural. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Roberts is deemed to be the beneficial owner of the shares of Class A Common Stock owned by Sural. As of February 29, 1996, Sural was the sole owner of Comcast's Class B Common Stock. Pursuant to Rule 13d-3 of the Exchange Act, Mr. Roberts is deemed to be the beneficial owner of the shares of Class B Common Stock owned by Sural. Since each share of Class B Common Stock is entitled to 15 votes, the shares of Class A Common Stock and Class B Common Stock owned by Sural constitute approximately 79% of the voting power of the two classes of Comcast's voting Common Stock combined. The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock or Class A Special Common Stock. If Sural and Mr. Roberts were to convert the Class B Common Stock which they are deemed to beneficially own into Class A Common Stock, Mr. Roberts would beneficially own 11,507,232 shares of Class A Common Stock (approximately 24.6% of the Class A Common Stock).

         Tele-Communications, Inc., a Delaware corporation ("TCI"), currently holds the stock of the Issuer reported herein through an indirect subsidiary, TCI Teleport, Inc., a Colorado corporation. TCI is principally engaged in the construction, acquisition, ownership and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. Its principal office and business are located at 5619 DTC Parkway, Englewood, Colorado 80111.

         Information concerning the executive officers and directors of the Filing Persons and the persons controlling such Filing Persons, if any, is set forth in Exhibit 99.2 to this statement. Unless otherwise set forth in Exhibit 99.2, each of such executive officers and directors is a citizen of the United States. None of the Filing Persons nor, to the best of their knowledge, any person named in Exhibit 99.2 to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         A joint filing agreement among the Filing Persons is attached hereto as
Exhibit 99.1. None of the Filing Persons hereby affirms the existence of a "group" (within the meaning of Rule 13d-5 under the Exchange Act).

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 12 of 18 Pages


Item 3.  Source and amount of funds or other consideration.

         Prior to the initial public offering of 27,025,000 shares of Class A Common Stock by the Issuer (the "Offering"), the Issuer was owned by the Filing Persons (TCI (30%), Cox (30%), Comcast (20%) and Continental (20%)). The business was operated through the Issuer and, beginning in 1992, TCG Partners, a New York general partnership owned by the Filing Persons prior to the Offering in the same percentages as the Issuer. The Issuer, TCG Partners, the Filing Persons and other cable operators invested in partnerships (the "Local Market Partnerships") to develop and operate local telecommunications networks, which were managed by the Issuer. Prior to the Offering, the Filing Persons (i) exchanged their interests in TCG Partners and the Local Market Partnerships and
(ii) contributed outstanding indebtedness owed by the Issuer to them in exchange for shares of Class B Common Stock, $.01 par value per share, of the Issuer (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock")) in a reorganization of the Teleport-related entities (the
"Reorganization") pursuant to a Reorganization Agreement (the "Reorganization Agreement"). The Filing Persons received the following numbers of shares of Class B Common Stock in exchange for such partnership interests and indebtedness in the Reorganization:

               Continental                        11,761,260
               Cox                                18,045,594
               Comcast                            11,621,988
               TCI                                27,821,388

         Also, pursuant to the Reorganization Agreement, prior to the Offering, each share of common stock of the Issuer outstanding immediately prior to the Reorganization was automatically converted into shares of Class B Common Stock on a 42,000 for 1 basis. The Filing Persons received the following numbers of shares of Class B Common Stock in exchange for their existing shares of common stock:

               Continental                        14,000,070
               Cox                                21,042,000
               Comcast                            14,000,070
               TCI                                20,958,000

As part of the Reorganization, TCI also acquired beneficial ownership of 1,011,528 shares of Class A Common Stock in consideration for two proposed transfers to the Issuer of certain Local Market Partnership interests that it has acquired or expects to acquire from an unrelated third party.

         Shortly after the Offering, pursuant to the Reorganization Agreement, the Issuer redeemed from Continental 7,975,738 shares of Class B Common Stock received by Continental in the Reorganization at a price per share equal to the initial public offering price of the Class A Common Stock in the Offering, less underwriting discounts and a pro rata portion of the registration fees, or approximately $15.17 per share. Continental also acquired in the Offering, through Continental Investments, 75,000 shares of Class A Common Stock at the initial public offering price of $16.00 per share. The purchase was made out of funds provided from working capital. The information required to be disclosed under Item 3 for the persons named in Exhibit 2 to this Report is listed on
Exhibit 2 hereto and is incorporated herein by reference.

Item 4.  Purpose of transaction.

         The Reorganization was necessary to simplify the ownership structure of the Issuer in preparation for the Offering. Prior to the Offering, the filing persons owned 100% of the outstanding common stock of Issuer. As a result of the Offering and the Reorganization, the Filing Persons, who hold all of the outstanding Class B Common Stock and control approximately 98% of the combined voting power of the Issuer's outstanding Common Stock, generally have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors.

                                  SCHEDULE 13D


CUSIP No. 879463 107                                       Page 13 of 18 Pages


         The Filing Persons have entered into the Amended Stockholders' Agreement, as defined below, which provides that the Board of Directors of the Issuer will consist of 13 directors and that at each annual meeting at which directors are elected, the Filing Persons will vote their shares in favor of nominees for director to be designated as follows: (i) the Filing Persons will designate 10 nominees (with the right of a holder of Class B Common Stock to designate one or more nominees depending on the percentage of the Class B Common Stock held by it), (ii) the Board of Directors of the Issuer will designate the Chief Executive Officer of the Issuer as a nominee and (iii) the Board of Directors, with the unanimous approval of the holders of Class B Common Stock that have the right to designate nominees for director, will designate by unanimous consent two individuals who are neither employed by nor affiliated with the Issuer or any holder of Class B Common Stock as nominees for director. Continental does not currently have any right to designate a director. See Item
6. Except as noted below, none of such persons, or to the best of such person's knowledge, any of its executive officers, directors or controlling persons has any present plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

         (j) Any action similar to any of those enumerated above.

         Continental has recently announced that it has entered into an agreement pursuant to which it will merge with and into U S WEST, Inc. The Department of Justice and Continental are currently engaged in discussions regarding such merger and, as a result, Continental may be required to divest its interest in the Issuer within a time frame to be agreed upon, but which would not be earlier than June 30, 1997.

         Although directors of the Issuer who are also directors, officers or employees of the Filing Persons or any of their respective affiliates have certain fiduciary obligations to the Issuer under Delaware law, such directors and the Filing Persons, as the controlling stockholders of the Issuer, are in positions that may create conflicts of interest with respect to certain business

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 14 of 18 Pages


opportunities available to and certain transactions involving the Issuer. The Filing Persons have not adopted any special voting procedures to deal with such conflicts of interest and there can be no assurance that any such conflict will be resolved in favor of the Issuer. In this regard, the Issuer's Amended and Restated Certificate of Incorporation provides that the Issuer may not provide certain (i) wireless communications services (other than products and services delivered via point-to-point microwave and milliwave transmissions) or (ii) telecommunications services to residences until, in each case, the earlier of the date that is five years after the filing of its Amended and Restated Certificate of Incorporation or the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company, without the affirmative vote of the holders of a majority of the Class B Common Stock, subject to certain exceptions.

         As described in Item 6 below, pursuant to the Amended Stockholders' Agreement, a holder of Class B Common Stock generally is entitled to designate one director nominee for each 9% of the outstanding shares of Class B Common Stock held by it and its affiliates. The holders of the Class A Common Stock do not have the right, as a class, under the Issuer's Amended and Restated Certificate of Incorporation or the Amended Stockholders' Agreement to nominate any individuals for election to the Board of Directors. Three current members of the Board of Directors are the designees of Cox, three such members are the designees of TCI and two are designees of Comcast. In addition, each of Cox and TCI has the right to and will designate an additional director.

         Affiliates of TCI, Cox and Comcast, which collectively will designate a majority of the directors of the Issuer, together with an affiliate of Sprint Corporation ("Sprint"), have formed Sprint Spectrum, a partnership created to provide certain wireless telecommunications services. The investments by TCI, Cox and Comcast in Sprint Spectrum and in the Issuer may encourage these companies to promote arrangements between the Issuer and Sprint Spectrum. As recently as January 1996, TCI, Cox and Comcast expressed their intention to attempt to integrate the business of the Issuer with the business of Sprint Spectrum. At present, TCI, Cox and Comcast are not in any discussions with Sprint or Sprint Spectrum with respect to the Issuer.

         Except as otherwise disclosed in this Report, no Filing Person has made any decision concerning its course of action with respect to the Issuer. Any of the Filing Persons could decide, depending on market and other factors, to dispose of shares of the Issuer's Common Stock beneficially owned by it, to acquire additional Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share its interest in the Issuer or to take any other available course of action. In this regard, each of the Filing Persons intends to continuously review its investment in the Issuer. In reaching any conclusion as to its future course of action, each Filing Person will take into consideration various factors, including without limitation the Issuer's business and financial condition and prospects, other developments concerning the Issuer, the effect of legal and regulatory requirements applicable to the Issuer and the Filing Person, other business opportunities available to the Filing Person, developments with respect of the business of the Filing Person, developments in the cable television and telecommunications industries generally, general economic conditions and money and stock market conditions.

Item 5.  Interest in securities of the issuer.

         (a) The following table indicates, with respect to each Filing Person and the Filing Persons collectively as a group, (i) the number of shares of Class A Common Stock currently owned, (ii) the number of shares of Class A Common Stock that may be acquired within 60 days as a result of the conversion on a one for one basis of shares of Class B Common Stock currently owned, (iii) the total number of shares of Class A Common Stock owned, treating the Class B Common Stock currently owned as if it had been converted into Class A Common Stock, and (iv) the percentage of Class A Common Stock represented by the total number of shares of Class A Common Stock owned, treating the Class B Common Stock as if it had been converted into Class A Common Stock. The percentage ownership for the Filing Persons as a group assumes the conversion of shares of Class B Common Stock into Class A Common Stock by all members of the group. The percentage ownership for each Filing Person assumes conversion by only that stockholder. As a group, the Filing Persons control approximately 98% of the

                                  SCHEDULE 13D


CUSIP No. 879463 107                                       Page 15 of 18 Pages


combined voting power of the outstanding Common Stock. Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that any of the Filing Persons are the beneficial owners of the Issuer's Common Stock referred to in this statement as held by any of the other Filing Persons for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that Cox Enterprises, Inc., Cox Investment Company, Inc., or Cox Holdings, Inc. are the beneficial owner of any of the Issuer's Common Stock referred to in this statement for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.




                       Class A            Class A Common
                    Common Stock         Stock that may be         Total Class A
                      Currently           Acquired within          Common Stock       Percentage of Class A
                       Owned                  60 days                  Owned              Common Stock
                       ------                 -------                  -----              ------------

Cox* ............          --               39,087,594             39,087,594               58.61%
TCI* ............     1,011,528             48,779,388             49,790,916               64.34%
Comcast* ........          --               25,622,058             25,622,058               48.14%
Continental* ....        75,000             17,785,592             17,860,592               39.35%
                     ----------            -----------            -----------               -----
Total as a Group*     1,086,528            131,274,632            132,361,160               82.78%

- -----
* Each Filing Person may be de emed to beneficially own each other Filing Person's shares of Class A Common Stock and Class B Common Stock.


         (b) Each Filing Person may be deemed to share voting power over each other Filing Person's shares of Class A Common Stock and Class B Common Stock due to the existence of the voting arrangements contained in the Amended Stockholders' Agreement. Each Filing Person may be deemed to share dispositive power over each other Filing Person's shares of Class B Common Stock due to the existence of the restrictions on transfer contained in the Amended Stockholders' Agreement. As a result, each Filing Person may be deemed to beneficially own each other Filing Person's shares of Class A Common Stock and Class B Common Stock.

         (c) All of the transactions described in Item 3 or in Exhibit 2 hereto above were effected during the past 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Wholly owned subsidiaries of each of the Filing Persons and the Issuer are parties to an Amended and Restated Stockholders' Agreement dated as of June 26, 1996 (the "Amended Stockholders' Agreement"). The Amended Stockholders' Agreement provides that at each annual meeting of the Issuer's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares of Class A Common Stock and Class B Common Stock in favor of nominees for directors to be designated as follows: (i) the holders of Class B Common Stock will designate ten nominees (with the right of a holder of Class B

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 16 of 18 Pages


Common Stock to designate one or more nominees depending on the percentage of the Class B Common Stock held by it), (ii) the Board of Directors of the Issuer will designate by unanimous consent the Chief Executive Officer of the Issuer as a nominee and (iii) the Board of Directors with the unanimous approval of the holders of Class B Common Stock that have the right to designate nominees for director shall designate two individuals who are neither employed by nor affiliated with the Issuer or any holder of Class B Common Stock as nominees for director. Under the Amended Stockholders' Agreement, a holder of Class B Common Stock generally is entitled to designate one director nominee for each 9% of the outstanding shares of Class B Common Stock held by it and its affiliates. The holders of the Class A Common Stock do not have the right, as a class, under the Issuer's Amended and Restated Certificate of Incorporation or the Amended Stockholders' Agreement to nominate any individuals for election to the Board of Directors. Three current members of the Board of Directors are the designees of Cox, three such members are the designees of TCI and two are designees of Comcast. In addition, each of Cox and TCI has the right to and will designate an additional director. Continental does not currently have any right to designate a director.

         The Amended Stockholders' Agreement prohibits any transfer of Class B Common Stock held by the parties thereto, unless expressly permitted under the terms thereof. Parties to the Amended Stockholders' Agreement have certain rights of first offer and rights of first refusal thereunder with respect to proposed sales of the Class B Common Stock.

         Each holder of Class B Common Stock has the right to sell all or a part of its Class B Common Stock upon receiving a bona fide offer from an unaffiliated third party, subject to giving notice to the other holders of Class B Common Stock who have designated at least one director, which notice shall contain an offer to sell such stock to such other holders of Class B Common Stock on the terms and conditions set forth in the offer from the third party. Subject to certain limitations, the non-selling holders of Class B Common Stock have the right to purchase pro rata all, but not less than all, of the Class B Common Stock offered. If the non-selling holders of Class B Common Stock do not purchase all of the Class B Common Stock offered, the offering holders of Class B Common Stock may sell the Class B Common Stock to the third party on the terms contained in the offer made to the other holders of Class B Common Stock. However, unless the amount of Class B Common Stock is sufficient to entitle the transferee to designate a nominee for director under the Amended Stockholders' Agreement (i.e., the total percentage of Class B Common Stock that would be held by the transferee and certain of its affiliates is at least nine percent) and the transferee agrees to become a party to the Amended Stockholders' Agreement, any Class B Common Stock included in the stock being sold must be converted to Class A Common Stock.

         If any party desires to convert Class B Common Stock to Class A Common Stock, it must first offer that stock to the other holders of Class B Common Stock who have designated at least one director. If such other holders do not elect to buy such stock, then such stock can be converted to Class A Common Stock and sold by the selling stockholder free of restrictions under the Amended Stockholders' Agreement.

         The parties to the Amended Stockholders' Agreement have demand registration rights on the following terms: (i) no demand may be made for the first six months after the Offering, (ii) such parties collectively have the right to make one demand per year (with any such party having the right to make such demand), (iii) the amount which can be sold pursuant to any demand may be limited if the managing underwriter selected by the Issuer with the approval of the party to the Amended Stockholders' Agreement that has included the largest number of shares in the registration advises the Issuer that marketing factors require a limitation of the number of shares to be underwritten and (iv) if the amount determined pursuant to clause (iii) is less than the aggregate amount which such parties want to sell in such offering, each such party will have the right to sell its pro rata portion of the maximum amount; provided, however, that during the period ending 42 months after the date of the Offering, if Continental is subject to a regulatory requirement as a result of its merger with U S WEST, Inc. to reduce or eliminate its investment in the Issuer, Continental will have a priority claim in specified percentages on the amount specified in clause (iii) above and the balance will be split proportionately among the other stockholders which are a party to the Amended Stockholders' Agreement. The parties to the Amended Stockholders' Agreement participating in

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 17 of 18 Pages


the registration must reimburse the Issuer for its out-of-pocket expenses incurred in connection with any such demand registration. The Amended Stockholders Agreement will terminate when the aggregate voting power of the Class B Common Stock represents less than 30% of the aggregate voting power of all outstanding Common Stock.

         The summary description of the provisions of the Amended Stockholders' Agreement contained herein is qualified in its entirety by reference to the Exhibits attached hereto, which are hereby incorporated by reference.

Item 7.  Material to be filed as exhibits.

     The following documents are filed as exhibits to this statement:

     Exhibit 99.1:    Joint Filing Agreement, dated July 12, 1996.

     Exhibit 99.2: Executive Officers and Directors of each Filing Person and entities controlling the Filing Persons

     Exhibit 99.3: Amended and Restated Stockholders' Agreement, dated June 26, 1996

                                  SCHEDULE 13D


CUSIP No. 879463 107                                        Page 18 of 18 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1996                  CONTINENTAL CABLEVISION, INC

                                       By:/s/P. Eric Kraus
                                          Name: P. Eric Krauss
                                          Title:  Vice President and Treasurer

                                       COMCAST CORPORATION

                                       By:/s/Stanley Wang
                                          Name: Stanley Wang
                                          Title: Senior Vice President

                                       COX TELEPORT PARTNERS, INC.

                                       By:/s/Andrew A. Merdek
                                          Name: Andrew A. Merdek
                                          Title:  Secretary

                                       COX COMMUNICATIONS, INC.

                                       By:/s/Andrew A. Merdek
                                          Name: Andrew A. Merdek
                                          Title:  Secretary

                                       COX HOLDINGS, INC.

                                       By:/s/Andrew A. Merdek
                                          Name: Andrew A. Merdek
                                          Title:  Secretary

                                       COX INVESTMENT COMPANY, INC.

                                       By:/s/Andrew A. Merdek
                                          Name: Andrew A. Merdek
                                          Title:  Secretary

                                       COX ENTERPRISES, INC.

                                       By:/s/Andrew A. Merdek
                                          Name: Andrew A. Merdek
                                          Title:  Secretary

                                       TELE-COMMUNICATIONS, INC.

                                       By:/s/Stephen M. Brett
                                          Name: Stephen M. Brett
                                          Title: Executive Vice President